African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

02055016

September 16, 2002

02 SEP 25 AM 9:30

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

82-1856

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 16, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Karen Nestoruk
Secretary

/kn
enclosure

dlw 9/25

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

September 16, 2002
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Completes Disposition of Ghanaian Assets – Lenguekoto update

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, is pleased to announce the completion of the transaction whereby the Company disposed of its Ghanaian assets through the sale of Union Mining and Nkroful Mining Limited in exchange for the return to treasury of 1,500,000 shares of the Company's common stock. This transaction has received approval from both the TSX Venture Exchange and the Company's shareholders.

In further news the sampling of the Lenguekoto concession has been delayed by the rainy season but will be completed next week. The results are expected by late September.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
President & Director